PROSPECTUS

                           CITIZENS UTILITIES COMPANY

                                   $10,883,543

                                  Common Stock
                           __________________________


Citizens Utilities Trust is distributing this prospectus to you in connection with your annual election, as a holder of the Trust's 5% Equity Providing
Preferred Income Convertible Securities ("EPPICS"), to receive your 1999 quarterly distributions on the EPPICS in shares of common stock of Citizens Utilities Company or in cash. Your cumulative distributions are payable at an annual Rate of 5% of the liquidation preference of $50 per EPPIC on each January 31, April 30, July 31, and October 31. These distributions are payable in shares of common stock or, at either your or Citizens' option, in cash.

Citizens Utilities Capital L.P., a Delaware limited partnership, may also use this prospectus in connection with sales of shares of Citizens common stock received from Citizens in payment on its 5% Convertible Subordinated Debentures Due 2036. The Partnership may make sales of this common stock from time to time in transactions on the NYSE, in the over-the-counter market, in negotiated transactions, or a combination of these methods, at market prices, at prices related to market prices, or at negotiated prices. The Partnership will sell these shares to or through broker-dealers. These sales will be made in order to satisfy EPPICS holders' cash elections.


                            ________________________

     The common stock is listed under the symbol "CZN" on the New York Stock Exchange.
                            ________________________

     See "Risk Factors" on page 5 of this prospectus for a discussion of risks to be considered in connection with your investment decision. Also, please refer to "Recent Developments" on page 6 for important information regarding the proposed separation of Citizens.
                            _________________________

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.
                           __________________________

     Please note that this prospectus relates only to the shares of Citizens common stock paid on the Convertible Debentures and payable as distributions on the EPPICS. This prospectus does not relate to, does not contain all relevant information with respect to, and you should not use this prospectus to make any investment decision regarding, the EPPICS. If you wish to make an investment decision regarding the EPPICS, you should instead refer to the prospectus of the Trust dated January 16, 1996, as well as the publicly filed documents of Citizens, for additional relevant information.

     The date of this prospectus is December 28, 1998

EPPICS and Equity Providing Preferred Income Convertible Securities are servicemarks of Citizens Utilities Company.

                               TABLE OF CONTENTS



                                                       Page                                                 Page
Prospectus Summary...................................    2      Direct Stock Purchase Plan................    9
Risk Factors.........................................    5      Common Stock Price Range..................    9
Cautionary Statement Regarding Forward-Looking                  The Partnership...........................    9
  Statements.........................................    5      The Trust.................................   10
Citizens Utilities Company...........................    6      Distribution on Eppics....................   10
Recent Developments..................................    7      Certain Federal Income Tax
Citizens' Use of Proceeds from Stock Issuance                      Considerations.........................   16
  and Sale...........................................    7      Plan of Distribution......................   18
Description of Citizens Common Stock.................    8      Where You Can Find More Information.......   18
Dividends............................................    8      Legal Opinions............................   19
Preferred Stock......................................    8      Experts...................................   20


                               PROSPECTUS SUMMARY

     This Summary may not contain all the information that may be important to you. You should read the entire prospectus and the documents incorporated by reference in the prospectus before making your investment decision. Whenever the words "you" and "your" are used in this prospectus in the discussion of distributions, these words mean the holders of the EPPICS and not the holders of Citizens common stock. In this prospectus "Citizens" refers to Citizens Utilities Company.

                                   Background

     Citizens Utilities Trust is a Delaware statutory business trust. On January 16, 1996, the Trust offered its EPPICS to the public. The Trust used the proceeds received from that offering to buy the limited partnership interests of the Partnership. The Partnership used proceeds from the Trust to buy Convertible Debentures of Citizens. Citizens makes quarterly interest payments on the Convertible Debentures to the Partnership, which then makes distribution payments on the limited partnership interests to the Trust, which in turn makes distribution payments on the EPPICS to you.

     You  may  elect  annually   during  an  Election  Period  to  receive  your
distributions on the EPPICS in shares of Citizens common stock, par value $.01, or in cash.

     Citizens has been making the quarterly interest payments on the Convertible Debentures to the Partnership in shares of Citizens common stock. When is does so, the Partnership receives these common stock interest payments and, to the extent necessary to satisfy your cash elections, places orders with brokers to sell such shares. The Partnership then pays to the Trust the distributions on the limited partnership interests in cash and/or shares. The Trust in turn pays to you the appropriate amount of cash and/or shares of common stock to satisfy your election.

     Citizens may also elect to pay interest on the Convertible Debentures in cash. If Citizens elects to pay cash, you will receive cash, even if you have elected to receive stock.

     Citizens may also elect to defer interest payments. If it does so the Trust will not make distributions on the EPPICS.

        Important Information Regarding Your Annual Distribution Election

     The coordination of your and Citizens' election opportunities requires that your election be made within a specific time period. The following summary describes this timetable:

Distribution Declaration Date - Whether Distributions Will Be Made
                                Whether Interest Payments Will Be in Cash or
                                Stock
     o The Distribution Declaration Date will occur on or before December 9, March 13, June 13 and September 12 of each year. If a scheduled Distribution Declaration Date does not fall on a business day, it will be the next preceding business day.
     o On or prior to the Distribution Declaration Date, Citizens will declare in a Distribution Declaration Notice whether it will:
          o    Make or defer the next interest payment.
     o If Citizens states in the Distribution Declaration Notice that it will pay and not defer the next interest payment, Citizens will also provide you with the following information:
          o Payment in Stock: Citizens may state in such notice that payment will be made in common stock (a "Stock Payment Election") having an Equivalent Value to the interest payment which ha accrued for the period at the Rate.
          o Payment in Cash: Citizens can alternatively state that it will pay interest in cash (a "Cash Payment Election").
          o Other Information: The Distribution Declaration Notice will also inform you of the Record Date and, if Citizens makes a Stock Payment Election, the Share Transfer and Valuation Date. The Notice given each December will also inform you of the annual Election Period procedures.

  Record Date for Distributions
     o The Record Date will occur on or before December 19, March 23, June 23 and September 22 of each year (at least ten calendar days after the Distribution Declaration Date).

  Election Period; Making a Stock or Cash Distribution Election
     o The Election Period will be the ten-business day period in each year commencing at least two business days after the December Record Date.
     o The brokers, nominees or other entities which hold your account will send you an election form on or about the first day of the Election Period.
     o    During the Election Period you can make a Distribution Election:
          o To receive stock (a "Stock Distribution Election") or to receive cash(a "Cash Distribution Election").
          o You make your Distribution Election by timely submitting the election form back to the broker, nominee or other entity which holds your account.

     o If you make no Distribution Election, you will be deemed to have elected cash. Persons who purchase EPPICS between Election Periods may not make a Distribution Election until the next Election Period and, until then, are deemed to have elected cash.
     o Your election will continue in effect until you make another election in a subsequent Election Period.
     o    Late Distribution Elections will not be effective.

If Citizens Has Made a Stock Payment Election

            Share Transfer and Valuation Date
            o The Share Transfer and Valuation Date will generally occur on or before January 18, April 17, July 18 and October 18 of each year (at least nine Business Days before the Distribution Payment Date).
                 o    On each Share Transfer and Valuation Date:
                      o    Citizens will determine the Equivalent Value; and
                      o Citizens will deliver shares of common stock with an Equivalent Value to the Partnership.

           Period from Share Transfer and Valuation Date to Distribution Payment Date
           o In the period from the Share Transfer and Valuation Date to the Distribution Payment Date:
                o The Partnership will sell common stock in amounts sufficient to pay cash to those of you who have made a Cash Distribution Election.
           o To the extent cash proceeds from the sale of common stock are insufficient to satisfy Cash Distribution Elections, Citizens will provide the additional cash to the Partnership.
           o Citizens may purchase from the Partnership some or all of the common stock it had transferred to the Partnership as the interest payment on the Convertible Debentures. If Citizens purchases all of this common stock, you will receive your distributions in cash, even if you had made a timely Stock Distribution Election.

Distribution Payment Date
     o The Distribution Payment Dates will be January 31, April 30, July 31 and October 31 of each year. If a scheduled Distribution Payment Date does not fall on a business day, it will be the next business day.
          o If Citizens had made a Stock Payment Election,on the Distribution Payment Date the Partnership will transfer to the Trust the appropriate number of shares of common stock and/or appropriate amount of cash to satisfy your Stock and Cash Distribution Elections and the Trust will transfer such shares and/or cash to you.
          o If Citizens had made a Cash Payment Election, on the Distribution Payment Date Citizens will transfer cash to the Partnership in payment of interest, the Partnership will transfer such cash to the Trust and the Trust will transfer such cash to you.

                                  RISK FACTORS

     You  should  carefully  review  all  the  information   contained  in  this
prospectus, the information incorporated by reference in this prospectus, and should particularly consider the following matters:

Market Risk on Distributions in Common Stock

     The shares of common stock that you receive as a result of making a Stock Distribution Election will have an Equivalent Value (determined on the Share Transfer and Valuation Date - the date on which the shares were deposited with the Partnership) equal to the cash amount that would be payable to a holder who has made a Cash Distribution Election. However, the value of such shares is subject to market fluctuations. The market price of such shares may thereafter decline and you would receive less than if you had made a Cash Distribution Election.

Effect of Separation on Common Stock

     After the separation (see the discussion in the section "Recent Developments") Citizens expects that its common stock will continue to be traded on the NYSE. As a result of the separation, the trading price of Citizens' common stock may vary from the trading price of the common stock immediately prior to the separation. The combined trading prices of Citizens' common stock and the new telecommunications company's common stock after the separation may be less than, equal to or greater than the trading prices of Citizens' common stock prior to the separation.


            CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus contains  forward-looking  statements within the meaning of
Section 21E of the Securities Exchange Act of 1934. The forward-looking statements are contained under the headings "Citizens Utilities Company," "Recent Developments" and "Dividends." These forward-looking statements are only predictions or statements of current plans, which are constantly under review by Citizens. Such forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied in the forward-looking statements. Many of the factors that will determine these results are beyond our ability to control or predict. The Risk Factors section in this prospectus expresses some of these risks and uncertainties. Additional risks and uncertainties include, but are not limited to, Citizens' ability to obtain the necessary regulatory and tax approvals and complete the separation process, changes in the local and overall economy, changes in market conditions for debt and equity securities, success in overall strategy, and changes in legal or regulatory policy. This prospectus should be read in conjunction with Citizens' filings with the U.S. Securities and Exchange Commission including, but not limited to, reports on Forms 10-K, 10-Q and 8-K. We caution you not to put undue reliance on any forward-looking statements. In addition, we do not have any intention or obligation to update any forward-looking statements after Citizens distributes this prospectus, even if new information, future events or other circumstances have made them incorrect or misleading.

                           CITIZENS UTILITIES COMPANY

         Citizens provides, either directly or through its subsidiaries:

         o  Public services, including
            o  electric distribution,
            o  natural gas transmission and distribution,
            o  water distribution, and
            o  Wastewater treatment services;

         o  Telecommunications services, including
            o  local network and long distance telephone service,
            o  network access services, and
            o  competitive local exchange carrier ("CLEC") services.

     Its service areas cover primarily rural and suburban portions of twenty-two states.

     Citizens' administrative offices are located at Three High Ridge Park, Stamford, Connecticut 06905 (telephone (203) 614-5600). Incorporated in Delaware in 1935, Citizens has since grown as a result of its investment in its own operations and from many acquisitions of additional communications, CLEC and public services operations.

     As a result of its diversification, Citizens is not dependent on any single geographic area, customer or small group of customers for its revenues. The loss of any single customer or small customer group would not have a material impact on Citizens. Citizens' customers have grown from 26,150 in 1945 to 225,389 in 1965 to 610,585 in 1985 to approximately 1,800,000 as of September 30, 1998.

     Citizens continually considers and is carrying out expansion through internal investments, acquisitions and joint ventures in the rapidly evolving telecommunications industry and in traditional public services and related fields.

Public Services

     Divisions of Citizens provide electric distribution and natural gas transmission and distribution services. These divisions purchase most of the electric power and all natural gas supplies for these operations, except for electric generating facilities and synthetic natural gas production in Hawaii. Divisions and subsidiaries of Citizens provide water distribution and wastewater treatment services.

Telecommunications
     Through subsidiaries, Citizens provides both regulated and competitive communications and CLEC services to residential, business and wholesale customers. Communications services consist of local network service, network access services, long distance service, directory advertising, centrex, custom calling and caller ID services, paging cellular, Internet access, voice mail and conference calling. CLEC services consist of full-service, state-of-the-art facilities-based voice and data communications services primarily to large- and medium-sized communications intensive businesses and wholesale customers. CLEC services are provided by Citizens' 83% owned subsidiary Electric Lightwave, Inc., a leading CLEC for business and long distance carriers in the western United States.


                               RECENT DEVELOPMENTS

     On May 18, 1998,  Citizens  announced it planned to separate the  company's telecommunications businesses and public services businesses into two stand-alone, publicly traded companies. Citizens' telecommunications businesses, with about 900,000 access lines in fifteen states, plus its 83% interest in Electric Lightwave, Inc. and other telecommunications investments, would be transferred to a new, as yet un-named, corporation. Citizens expects to then distribute the new company's common stock to Citizens shareholders. After the separation, Citizens' public services businesses would continue to be operated as Citizens Utilities Company and would include its geographically diverse public service operations with about 850,000 customers in ten states. The goal of the separation is to enable each business to independently pursue its own strategies, and to operate and compete more effectively.

     The separation requires numerous federal and state regulatory approvals before it can take effect. The approval process is ongoing. Citizens expects that the separation will be completed in the second half of 1999.

     All holders of shares of  Citizens  common  stock will,  at the time of the
separation,   be   entitled   to   receive   the   distribution   of   the   new
telecommunications company's common stock.

     EPPICS holders who elect common stock will receive quarterly common stock distributions following the separation of the post-separation Citizens Utilities Company, and not those of the new telecommunications company. The dollar value of EPPICS distributions on each Share Transfer and Valuation Date will remain unchanged. The post-separation Citizens Utilities Company will have, among other things, a different capital structure, net asset value, operating revenues, net income and earnings per share than Citizens does now. Citizens' credit rating, dividend policy, share price and trading volatility may be different, too.

             CITIZENS' USE OF PROCEEDS FROM STOCK ISSUANCE AND SALE

     If Citizens issues shares of common stock as payment of interest on the Convertible Debentures, the Partnership will sell the shares necessary to raise the cash to pay the Trust, which will then make cash payments to the EPPICS holders who elect to receive cash instead of Citizens shares. Citizens will receive no proceeds from the issuance or sale of the common stock except to the extent that (1) sales proceeds exceed the amount necessary for the Trust to make its cash payments or (2) Citizens elects to receive cash distributions on its general partnership interests in the Partnership or its common beneficial interests in the Trust. Such proceeds, if any, would be incidental, and would be used for general corporate purposes.

                      DESCRIPTION OF CITIZENS COMMON STOCK
     As of November 30, 1998, Citizens had 258,919,585 shares of common stock outstanding and there were 47,508 record holders of Citizens common stock. Shareholders are entitled to one vote for each share they hold on all matters on which stockholders may vote. Citizens' shareholders have no preemptive rights. Illinois Stock Transfer Company is the common stock transfer agent.


                                    DIVIDENDS

     Citizens' shareholders are entitled to receive dividends when and as declared by Citizens' board of directors out of funds legally available. Since 1956, Citizens has paid quarterly dividends with respect to its common stock in cash and shares of its common stock and, since 1990, has paid dividends on its common stock only in common stock. On November 20, 1998, Citizens declared a fourth quarter 0.75% common stock dividend with respect to its common stock, payable on December 31, 1998. As announced on that date, Citizens' board of directors has undertaken a review of Citizens' dividend policy with respect to its common stock in conjunction with its separation plan, which is described above in the section "Recent Developments." Resulting from this review, the board has determined that, after payment of the fourth quarter 1998 stock dividend, Citizens would discontinue paying common stock dividends with respect to its common stock, at least through the separation. In the course of its review the board has come to the conclusion that Citizens' common shareholders are no longer rewarded by a dividend paid in common stock.

     Dividend policies for both Citizens and the new telecommunications company will be evaluated and subject to approval by each company's board of directors.

     The November 20, 1998 action by the Citizens board of directors does not affect Citizens' continuing right to elect to make quarterly interest payments on its Convertible Debentures in cash or Citizens common stock. The November 20, 1998 board action also does not constitute a deferral of payments to EPPICS holders as described in this prospectus in the section "Distributions on EPPICS
- Distributions May Be Deferred."


                                 PREFERRED STOCK

     Citizens is authorized to issue up to 50,000,000 shares of preferred stock, par value $.01 per share. Under Citizens' Restated Certificate of Incorporation, as amended, the board of directors may fix the designations, powers, preferences and relative, participating, optional, conversion and other rights and the qualifications, limitations and restrictions of such preferred stock, including dividend rates and payment dates, liquidation preferences, conversion prices, voting rights, redemption and sinking fund terms, and other specific terms. Citizens may issue preferred stock in one or more classes and in one or more series. If the directors create a class or series of preferred stock, they will set forth the terms of such stock in the directors' resolution creating such stock. Citizens has not yet issued any of the authorized preferred stock.

                           DIRECT STOCK PURCHASE PLAN

     Citizens has a Direct Stock Purchase Plan which permits shareholders who have an account in the plan to add to their investment in common stock as often as once a month, by making optional cash payments of at least $100 a month and up to a maximum of $25,000 per quarter for each shareholder account. Participants in the plan may sell shares owned by them up to a maximum of 5,000 shares a week. Typically the cost of carrying out transactions through the plan will be lower than the cost that may be expected in the purchase with a small number of shares directly through a broker.


                            COMMON STOCK PRICE RANGE

     Citizens' common stock is listed and traded on the NYSE under the symbol "CZN". Prior to the conversion of Citizens Common Stock Series A into Common Stock Series B on August 25, 1997, the two series traded separately on the NYSE under the symbols "CZNA" and "CZNB", respectively.

     The table below indicates the high and low prices per share for the periods shown. These prices were taken from the daily quotations published in The Wall Street Journal during the periods indicated. Prices have been adjusted retroactively for intervening stock dividends, and have been rounded to the nearest 1/16th . No adjustment has been made to reflect the Company's .75% fourth quarter 1998 stock dividend, as the adjustment is immaterial.


                           1st Quarter             2nd Quarter              3rd Quarter             4th Quarter
                        ----------------         ---------------         ----------------         ---------------
                        High         Low         High        Low         High         Low         High        Low


1998                   10 15/16     8 15/16      11  1/4    9  9/16     10  1/16    6 15/16       9  1/8*    7 5/16*

1997
Series A               11 13/16     9  7/8       11  9/16   8  3/8        N/A         N/A          N/A        N/A
Series B               11 13/16    10            11  9/16   7 11/16      9  1/16    7  5/8        10 3/16    8 7/8

1996
Series A               11  1/4      9  7/16      10 15/16   9  1/2      11  5/16    9  9/16       11 3/16    9 3/4
Series B               11  1/4      9  1/2       11  1/16   9  1/2      11  5/16    9  7/8        11 5/16    9 3/4

________________________
*  Through December 28, 1998.


                                 THE PARTNERSHIP

     Citizens Utilities Capital L.P. is a Delaware special purpose limited partnership. Citizens beneficially owns the general partnership interests in, and is a general partner of, the Partnership. The Trust owns the limited partnership interests ("Partnership Preferred Securities") in, and is a limited partner of, the Partnership. The Partnership's function is to receive quarterly interest payments on the Convertible Debentures, place orders with brokers to sell shares of common stock received as such interest payments and pay the required quarterly distributions to the holders of its partnership interests.

                                    THE TRUST

     Citizens Utilities Trust is a Delaware statutory business trust formed pursuant to a Declaration of Trust for the purpose of issuing the EPPICS and acquiring the Partnership Preferred Securities.

     The Trustees of the Trust, appointed by Citizens, conduct the Trust's business and affairs. There are four Trustees, two of whom ("Regular Trustees") are persons who are employees or officers of Citizens. The third Trustee is The Chase Manhattan Bank, a New York banking corporation, which acts as property trustee (the "Property Trustee"). The fourth Trustee is Chase Manhattan Bank Delaware.

     The Property Trustee maintains exclusive control of a segregated non-interest bearing bank account (the "Property Account") to hold all payments on the Partnership Preferred Securities for the benefit of the EPPICS holders. The Property Trustee makes payments of distributions to its EPPICS holders out of the funds or securities held in this account.


                             DISTRIBUTIONS ON EPPICS

  If Distributions Will Be Made and Not Deferred

         EPPICS Holders Can Elect Common Stock or Cash as Distributions

     The Election. Each EPPICS holder may elect annually during a designated period of ten business days how the Trust will pay distributions to him (a "Distribution Election"). If he makes an election to receive distributions in common stock (a "Stock Distribution Election"), he will receive his distributions in common stock, unless the Trust only has cash available for making distributions. (1) If he makes an election to receive distributions in cash (a "Cash Distribution Election"), he will receive his distribution in cash. If a holder makes no Distribution Election, he will automatically be deemed by the Trust to have made a Cash Distribution Election. Once made, Distribution Elections will remain in effect as long as a holder owns his EPPICS unless and until he makes a new Distribution Election. A transfer of the ownership interest in the EPPICS will cancel any election that an EPPICS holder has made. The purchaser of his EPPICS will be entitled to make an election in the next Election Period. Prior to this next Election Period, this new holder will be deemed to have made a Cash Distribution Election. If the Partnership is dissolved or liquidated due to the occurrence of certain events described in the Limited Partnership Agreement, the right of an EPPICS holder to make a Stock Distribution Election, and the right of Citizens to make Stock Payment Elections, will terminate. If this happens, interest payments and distributions will be made only in cash.

--------------
(1) Citizens may pay interest on the Convertible Debentures in cash to the Partnership and, as general partner, would then cause the Partnership to distribute such cash to the Trust. In this event though a holder may have made a Stock Distribution Election, he will receive cash as the Trust will only have cash with which to pay him.

     How to Make an Election. The Election Period commences on or before December 21 of each year, a date which is at least two Business Days after the scheduled Record Date relating to the January 31 distribution payment, and ends at the close of business ten Business Days later. Citizens specifies the election procedures in the Distribution Declaration Notice relating to the January 31 interest payment. Election forms and prospectuses are sent to EPPICS holders on the Record Date relating to the January 31 distribution payment each year on or about the first day of the Election Period. An EPPICS holder makes an election by completing the election form and delivering it to the broker, nominee or other entity which holds his account so that the form is received on or before the close of business on the last day of the Election Period. If an EPPICS holder does not deliver an election form within this period, the election will not be effective. The brokerage houses holding accounts for holders, nominees and other participants in the Depository Trust Company ("DTC") will transmit the forms to DTC to the extent reasonably required to implement such elections. The Trust will rely on information supplied through these procedures in determining how many shares of common stock or how much cash to distribute on each Distribution Payment Date. While the Citizens, the Partnership and the Trust believe that such procedures are not dissimilar from those used in similar situations, each EPPICS holder is urged to consult with his broker to insure that his election is properly recorded.

      Citizens Determines Whether to Pay and Manner of Paying Interest and
                                  Distributions

     Citizens Determines Whether and How to Pay. On or prior to the Distribution Declaration Date, Citizens informs the Trust, the Partnership and the EPPICS holders in a Distribution Declaration Notice whether it will make or defer the next interest payment. The Distribution Declaration Date will occur on or before December 9, March 13, June 13 and September 12 of each year. If Citizens states that it will make the payment, it will also state whether it will make the interest payment in stock or in cash. If Citizens fails to make a timely declaration, Citizens shall be deemed to have elected to pay interest in the form of shares of common stock. Citizens has historically been making interest payments on the Convertible Debentures in shares of common stock with a fair market value on the Share Transfer and Valuation Date equivalent to the interest payment due on the next scheduled Interest Payment Date ("Equivalent Value"). Citizens specifies which date will be the "Share Transfer and Valuation Date" in the Distribution Declaration Notice.

     Citizens Pays in Stock - Holders Electing Cash Will Receive Cash. If Citizens pays interest on the Convertible Debentures in Citizens shares and delivers such shares to the Partnership, EPPICS holders who have made, or who are deemed to have made, Cash Distribution Elections will receive payment in cash. This is because the Partnership will sell sufficient shares of common stock on the open market (or otherwise raise cash) to pay the Trust the number of shares and/or the amount of cash necessary to meet the Trust's obligation to make payments to EPPICS holders in accordance with their elections. If the Partnership sells shares for less than the Equivalent Value, the Indenture governing the Convertible Debentures requires that Citizens pay any shortfall. This insures that each EPPICS holder who has an effective Cash Distribution Election receives the proper amount of cash distributions.

     Citizens Pays in Stock - Holders Electing Stock Normally Receive Stock, But May Receive Cash. If Citizens pays interest on the Convertible Debentures in Citizens shares and delivers such shares to the Partnership, EPPICS holders who have made Stock Distribution Elections will normally receive stock. However:

          o After a Distribution Declaration Date on which it had elected to pay interest to the Partnership in shares of common stock for the next succeeding interest payment, Citizens may exercise its right to thereafter substitute cash for such payment. In this case, all EPPICS holders will receive cash distributions at the Rate.

          o At any time after the Share Transfer and Valuation Date, Citizens will also have the right to purchase some or all of the shares of common stock deposited with the Partnership for cash at a price equal to the Equivalent Value. In such case, holders who have made a Stock Distribution Election may receive their distributions in cash at the Rate.

          If a Distribution Declaration Notice states that the distribution will be made in common stock, and Citizens thereafter expects either to pay the distribution entirely in cash or to purchase some or all of the shares deposited with the Partnership, Citizens will so notify the Partnership, the Trust and EPPICS holders in writing.

          Citizens Pays in Cash - All Holders Receive Cash Regardless of Elections. Citizens has the right on the Distribution Declaration Date to elect to make interest payments on the Convertible Debentures in whole or in part by check or bank wire in immediately available funds. In this case, all holders will receive cash distributions at the Rate.

         Record Dates

          Distributions declared on the EPPICS are payable to the holders thereof as they appear on the books and records of the Trust on the relevant Record Dates. The Record Dates will occur on or before December 19, March 23, June 23 and September 22 of each year, which is at least ten calendar days after the Distribution Declaration Date.

         Share Transfer and Valuation Date

          Citizens specifies the "Share Transfer and Valuation Date" in the Distribution Declaration Notice. On the Share Transfer and Valuation Date, Citizens transfers shares of common stock to the Partnership to satisfy the interest payment obligation on the Convertible Debentures. The Share Transfer and Valuation Date has been, and Citizens contemplates that it will continue to be, at least nine Business Days before the Distribution Payment Date. However, this time frame may change to reflect evolving market practices and settlement procedures.

         Payment of Distributions

          Distributions will be paid through the Property Trustee who will hold the funds and securities received from the Partnership on the Partnership Preferred Securities in the Property Account for the benefit of the EPPICS holders. Distribution payments will be made as described under the section entitled "-Book-Entry-Only Issuance - The Depository Trust Company" below. If any date on which distributions are payable is not a business day, then payment will be made on the next succeeding business day (and without any additional interest due to this delay). If this business day is in the next succeeding calendar year, however, the payment will instead be made on the immediately preceding business day. A "business day" means any day other than a Saturday or a Sunday or a day on which banking institutions in The City of New York are authorized or obligated by law or executive order to close.

         Computation of Distributions

          The amount of distributions payable for any period is computed on the basis of twelve 30-day months and a 360-day year and, for any period shorter than a full quarter, on the basis of the actual number of days elapsed in such 90-day quarter.

         Trust Must Pay if it Has the Funds or Securities and Cannot Pay if it Does not Have such Funds or Securities

          The Trust must pay distributions on the EPPICS to the extent that the Trust has funds or securities, as the case may be, available for and on hand to make the distribution payments. Citizens anticipates that the Trust's funds and securities on hand will be limited to funds and securities received from distributions on the Partnership Preferred Securities. If Citizens fails to make interest payments on the Convertible Debentures, the Partnership would not have the cash or securities to pay distributions to the Trust on the Partnership Preferred Securities and the Trust would then not have the cash or securities to pay distributions on the EPPICS.

     Distributions May Be Deferred

          Under the Indenture, Citizens has the right to elect, at any time and from time to time, to defer the date on which one or more of the quarterly interest payments on the Convertible Debentures would otherwise become due and payable; provided that:

          o no such deferral, including any extension thereof, may exceed 20 consecutive quarters nor extend beyond the stated maturity date of the Convertible Debentures; and

          o in the event of such a deferral, any interest so deferred shall not be deemed to have become due and payable until after such deferral period has ended.

          Distributions on the EPPICS would be deferred by the Trust during any such deferral. If Citizens exercises this deferral right, it will be restricted from making certain distributions and payments (other than in shares of its capital stock) to holders of its capital stock, or to holders of indebtedness where such indebtedness ranks junior to the Convertible Debentures, and from making certain guarantee payments. Upon any such deferrals, interest will be compounded on each Interest Payment Date and accrued until paid at the Rate on any interest so deferred until Citizens pays the amount of such deferred interest (including compounded interest thereon) in full. Citizens will give the Regular Trustees written notice of its election to defer an interest payment on or before the Distribution Declaration Date. Citizens shall also give written notice of any deferred interest payment (and the consequential deferral of their distributions) to EPPICS holders. If interest payments are deferred, the resulting deferred distributions and accrued and accumulated distributions thereon shall be paid to holders of record of the EPPICS as they appear on the books and records of the Trust on the record date established for payment, as opposed to any record date for purposes of any notice relating to the deferral of interest payments or distributions. As a result, any holder who sells EPPICS during a deferral period will transfer to the buyer his entitlement to any payment made at the end of any such deferral period. Any failure by Citizens to make interest payments on the Convertible Debentures in the absence of a deferral would constitute an Indenture event of default. Citizens may not elect to defer interest payments while an Indenture event of default has occurred and is continuing.

     Book-Entry-Only Issuance - The Depository Trust Company

          DTC acts as securities depository for the EPPICS. The information in this section concerning DTC and DTC's book-entry system is based upon information Citizens has obtained from DTC.

         DTC is:
          o a limited-purpose trust company organized under the New York Banking Law;
          o a "banking organization" within the meaning of the New York Banking Law;
          o    a member of the Federal Reserve System;
          o a "clearing corporation" within the meaning of the New York Uniform Commercial Code; and
          o    a "clearing  agency"  registered  pursuant to the  provisions  of
               Section 17A of the Exchange Act.

          DTC holds securities that its participants ("Participants") deposit with DTC. DTC also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Participants' accounts. This eliminates the need for physical movement of securities certificates. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations ("Direct Participants"). DTC is owned by a number of its Direct Participants and by the NYSE, the American Stock Exchange and the National Association of Securities Dealers. Access to the DTC system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants").

          Purchases of EPPICS within the DTC system must be made by or through Direct Participants, which will receive a credit for the EPPICS on DTC's records. The ownership interest of each actual purchaser of EPPICS ("Beneficial Owner") is in turn to be recorded on the Direct or Indirect Participants' records.

          All the EPPICS deposited by Participants with DTC are registered in the name of DTC's nominee, Cede & Co. DTC has no knowledge of the actual Beneficial Owners of the EPPICS; DTC's records reflect only the identity of the Direct Participants to whose accounts such EPPICS are credited, which may or may not be the Beneficial Owners. The Participants will remain responsible for keeping account of their holdings on behalf of their customers.

          All   distributions  of  cash  and/or  shares  of  common  stock,  and
     conveyance   of  notices  and  other   communications   by  DTC  to  Direct
     Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

          Cash distribution payments and distribution payments in shares of common stock on the EPPICS will be made to DTC. DTC's practice is to credit Direct Participants' accounts on the relevant payment date in accordance with their respective holdings shown on DTC's records unless DTC has reason to believe that it will not receive payments on such payment date. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the account of customers in bearer form or registered in "street name," and will be the responsibility of such Participant and not of DTC, the Trust, the Partnership or Citizens, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of distributions to DTC is the responsibility of the Trust, disbursement of such payments to Direct Participants is the responsibility of DTC, and disbursement of such payments to the Beneficial Owners is the responsibility of Direct and Indirect Participants.

          A Beneficial Owner in global EPPICS must rely on the procedures of DTC to exercise any rights under the EPPICS, including elections as to form of payment.

          DTC has  advised  Citizens  that DTC  management  is aware  that  some computer applications, systems, and the like for processing data ("Systems") that are dependent upon calendar dates, including dates before, on, and after January 1, 2000, may encounter "Year 2000 problems." DTC has informed its Participants and other members of the financial community (the "Industry") that it has developed and is implementing a program so that its Systems, as the same relate to the timely payment of distributions (including principal and interest payments) to securityholders, book-entry deliveries, and settlement of trades within DTC ("DTC Services"), continue to function appropriately. This program includes a technical assessment and a remediation plan, each of which is complete. Additionally, DTC's plan includes a testing phase, which is expected to be completed within appropriate time frames.

          However, DTC's ability to perform properly its services is also dependent upon other parties, including but not limited to issuers and their agents, as well as third party vendors from whom DTC licenses software and hardware, and third party vendors on whom DTC relies for information or the provision of services, including telecommunication and electrical utility service providers, among others. DTC has informed the Industry that it is contacting (and will continue to contact) third party vendors from whom the Depositary acquires services to: (i) impress upon them the importance of such services being Year 2000 compliant; and (ii) determine the extent of their efforts for Year 2000 remediation (and, as appropriate, testing) of their services. In addition, DTC is in the process of developing such contingency plans as it deems appropriate.

          According to DTC, the foregoing information with respect to DTC has been provided to the Industry for informational purposes only and is not intended to serve as a representation, warranty, or contract modification of any kind.

          Citizens and the Trust have obtained the information in this section concerning DTC and DTC's book-entry system from sources that Citizens and the Trust believe to be reliable, but neither Citizens nor the Trust takes responsibility for the accuracy thereof.


                    CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

     General

          Citizens believes that the following are the material United States federal income tax consequences relating to the EPPICS holders' receipt of shares of common stock as distributions on EPPICS. Unless otherwise stated, this summary deals only with EPPICS held as capital assets. The tax treatment of a holder may vary depending on his particular situation. This summary does not address all the tax consequences that may be relevant to holders who may be subject to special tax treatment such as, for example, banks, real estate investment trusts, regulated investment companies, insurance companies, dealers in securities or currencies, tax-exempt investors, or foreign taxpayers. This summary does not include any description of any alternative minimum tax consequences or the tax laws of any state or local government or of any foreign government that may be applicable to the common stock. This summary is based on the Internal Revenue Code of 1986, as amended, Treasury regulations thereunder and administrative and judicial interpretations thereof, as of the date hereof, all of which are subject to change, possibly on a retroactive basis.

     Potential Deferral of Interest Payments and Original Issue Discount

          Because Citizens has the option, under the terms of the Convertible Debentures, to defer payments of interest for up to 20 quarters, all of the stated interest payments on the Convertible Debentures (whether made in cash or common stock) will be treated as "original issue discount" ("OID"). Holders of debt instruments issued with OID must include that discount in income on an economic accrual basis without regard to the receipt of cash or common stock attributable to the interest, regardless of their method of tax accounting. The OID accrual rules may also accelerate the timing of a holder's recognition of income in certain situations. Actual payments and distributions of stated interest (whether made in cash or common stock) will not, however, be separately reported as taxable income. The amount of OID that accrues in any quarter and is allocated to the EPPICS holders will approximately equal the amount of the interest that accrues on the Convertible Debentures in that quarter at the stated interest rate. Accordingly, unless Citizens exercises its option to defer interest payments on the Convertible Debentures, a holder of EPPICS (whether he makes a Cash Distribution Election or Stock Distribution Election) should have approximately the same adjusted tax basis in his EPPICS at the beginning of each quarterly interest payment period.

          In the event that the interest payments on the Convertible Debentures are deferred, holders will continue to accrue OID with respect to their EPPICS on an economic accrual basis. During such period, OID will accrue at the stated interest rate on both the principal amount of the Convertible Debentures, and any accrued, but unpaid, interest.

          Because income on the EPPICS will constitute  interest (in the form of
     OID),   corporate   holders   of  EPPICS   will  not  be   entitled   to  a
     dividends-received deduction with respect to any income recognized with respect to the EPPICS.

     Holders Making a Stock Distribution Election

          A holder that makes a Stock Distribution Election will recognize the same amount of OID with respect to his EPPICS as a holder who makes a Cash Distribution Election. In addition, a holder that receives common stock will not recognize gain or loss on the receipt of such common stock from the Trust even if the fair market value of the common stock on the interest payment date differs from the cash equivalent amount of the interest payment. Furthermore, a holder will not recognize any additional income or loss with respect to cash he may receive in lieu of a fractional share of common stock.

          A holder's tax basis in the common stock he receives in lieu of a cash interest payment generally will equal the Partnership's tax basis in such common stock. The Partnership's tax basis in the common stock it receives as interest on the Convertible Debentures should equal the fair market value of the common stock on the Share Transfer and Valuation Date. It is anticipated that the fair market value of the common stock on the Share Transfer and Valuation Date will equal the cash equivalent amount of such interest payment. Accordingly, a holder who makes a Stock Distribution Election generally should have a tax basis in the shares of common stock he receives in lieu of a cash interest payment equal to the cash equivalent amount of such interest payment (less any cash received in lieu of a fractional share of common stock). In light of the fact that the value of a share of common stock can be expected to vary among interest payment dates, holders who make Stock Distribution Elections may have different tax bases in shares of common stock they receive on different payment dates. Holders should consult their tax advisors regarding the tax consequences of the ownership and disposition of shares of common stock with different tax bases.

     Disposition of EPPICS

          A holder that sells EPPICS will recognize gain or loss equal to the difference between the amount realized on the sale of the EPPICS and the holder's adjusted tax basis in such EPPICS. Such gain or loss will generally be capital gain or loss and will be long-term capital gain or loss if the EPPICS have been held for more than one year at the time of sale.

          A holder's tax basis in its EPPICS will be (i) increased by the amount of OID accrued with respect to his EPPICS and (ii) reduced by (x) the amount of cash and (y) the tax basis of any shares of common stock received with respect to its EPPICS. It is expected that the amount of OID accrued with respect to a quarterly interest payment period will approximately equal the amount of cash and the tax basis of the common stock, if any, received as interest with respect to such interest payment period.

          The EPPICS may trade at a price that does not accurately reflect the value of accrued but unpaid distributions and interest with respect to the underlying Limited Partnership Securities and Convertible Debentures, respectively. A holder who disposes of or converts his EPPICS between record dates for payments of distributions thereon will be required to include accrued but unpaid interest on the Convertible Debentures through the date of disposition in income as ordinary income, and to add such amount to the adjusted tax basis in his EPPICS. To the extent the selling price is less than the holder's adjusted tax basis (which basis will include, in the form of OID, all accrued but unpaid interest), a holder will recognize a capital loss. Subject to certain limited exceptions, capital losses cannot be applied to offset ordinary income for United States federal income tax purposes.

          This United States federal income tax discussion is included for general information only and may not be applicable depending upon a holder's particular situation. Holders should consult their own tax advisors about the tax consequences to them of the Stock Distribution Election and the purchase, ownership and disposition of the common stock and the EPPICS including the tax consequences under state, local, foreign and other tax laws and the possible effects of changes in United States federal or other tax laws.


                              PLAN OF DISTRIBUTION

          Citizens may issue the shares of common stock to the Partnership as payment of interest on its Convertible Debentures. The Partnership may sell such stock in the open market in order to satisfy the election requests. Sales of common stock by the Partnership may be made from time to time in one or more transactions (which may involve crosses or block transactions) on the NYSE or otherwise, pursuant to and in accordance with the rules of the NYSE, in the over-the-counter market, in negotiated transactions, or a combination of such methods of sale, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Partnership will effect such transactions by selling shares of common stock to or through broker-dealers. Such broker-dealers may receive compensation in the form of underwriting discounts, concessions or commissions from the Partnership and/or purchasers of shares of common stock for whom they may act (which compensation may be in excess of customary commissions). The Partnership has arrangements with Lehman Brothers Inc. whereby Lehman will effect such sales of common stock for the Partnership. The Partnership and broker-dealers that participate with the Partnership in the distributions of shares of common stock may be deemed to be "underwriters" within the meaning of Section 2(11) of the 1933 Act, and any commissions received by them and any profit on the resale of shares of common stock may be deemed to be underwriting compensation. Citizens has agreed to indemnify the Partnership against certain liabilities, including certain liabilities under the Securities Act. Any expenses of any sales of shares of common stock will be borne by Citizens.


                       WHERE YOU CAN FIND MORE INFORMATION

          Citizens files annual, quarterly and special reports, proxy statements and other information with the SEC. Citizens' SEC filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document Citizens files at the SEC's public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549, and at its regional offices at Citicorp Center, Suite 1400, 500 West Madison Street, Chicago, Illinois 60661 and Suite 1300, 7 World Trade Center, New York, New York 10048. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms.

          The SEC allows Citizens to "incorporate by reference" the information it files with them, which means that Citizens can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that Citizens files later with the SEC will automatically update and supersede this information. Citizens incorporates by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until it sells all of the securities.

          o    Annual Report on Form 10-K for the year ended December 31, 1997;
          o Quarterly Reports on Form 10-Q for the quarters ended March 31, June 30, and September 30, 1998; and
          o Current Reports on Form 8-K, filed March 13, April 7, May 6, May 19, August 14, and November 10, 1998.

          You may request a copy of these filings at no cost, by writing or telephoning Citizens at the following address:

                             Office of the Secretary
                             Citizens Utilities Company
                             High Ridge Park
                             Stamford, Connecticut 06905
                             (203) 614-5600

          You  may  also   visit   Citizens   at  its   Internet   web  site  at
     http://www.czn.net.

          You should rely only on the information incorporated by reference or provided in this prospectus. Citizens has not authorized anyone else to provide you with different information. Citizens is not making an offer of these securities in any state where the offer is not permitted. You should not assume that Citizens has updated this prospectus after the date on the front of this document. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of this document.


                                 LEGAL OPINIONS

          Skadden, Arps, Slate, Meagher & Flom LLP passed upon certain United States federal income taxation matters relating to the issuance of common stock as distributions on the EPPICS at the time of the issuance of the EPPICS in January 1996. Boulanger, Hicks & Churchill, P.C., 135 East 57th Street, New York, New York, Citizens' counsel, passed upon the validity of the common stock as distributions on the EPPICS at the time of the issuance of the EPPICS. Local counsel to Citizens in the states of Arizona, Colorado, Hawaii, Louisiana, and Vermont passed upon legal matters relating to required authorization, if any, of the common stock by the public utilities commissions in the various states. Boulanger, Hicks & Churchill, P.C., relied upon such counsel as to certain matters governed by the laws of such states.

                                     EXPERTS

          The consolidated financial statements of Citizens as of December 31, 1997, 1996, and 1995, and for each of the years then ended, incorporated by reference in this prospectus from Citizens' Annual Report on Form 10-K for the year ended December 31, 1997, have been so incorporated by reference in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

                               CITIZENS UTILITIES
                                     COMPANY




                                   $10,883,543




                                  Common Stock








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                                   PROSPECTUS
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                                December 28, 1998